Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT THIRD QUARTERLY REPORT FOR 2016

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a third quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal liabilities.

1.2	All directors of the Company attended the meeting of the board of directors for the considering of this quarterly report.

1.3	Mr. Wu Yong, Chairman of the Company, Mr. Hu Lingling, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements in this quarterly report are warranted.

1.4	The financial statements in the third quarterly report for 2016 of the Company have not been audited.

2.	MAJOR FINANCIAL DATA AND CHANGE IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial data

			Unit: ¥ Currency: RMB
	At the end of this reporting period	At the end of last year	Increase/decrease compared with the end of last year (%)
Total assets	31,355,975,205	31,943,271,998	(1.84)
Net assets attributable to shareholders of listed company	27,985,239,488	27,462,486,711	1.90

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period of last year (January to September)	Increase/decrease compared with the same period of last year (%)
Net cash flows from operating activities	1,195,634,287	1,816,571,851	(34.18)

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period of last year (January to September)	Increase/decrease compared with the same period of last year (%)
Operating revenues	12,666,213,585	11,319,727,538	11.90
Net profit attributable to shareholders of listed company	1,089,435,737	882,816,554	23.40
Net profits attributable to shareholders of listed company after extraordinary gain or loss	1,120,000,467	901,794,312	24.20
Weighted average return on net assets (%)	3.93	3.27	0.66% increase
Basic earnings per share (¥/share)	0.154	0.125	23.20
Diluted earnings per share (¥/share)	0.154	0.125	23.20

Note:	The “Increase/decrease compared with the same period of last year (%)” for return on net assets is the difference between the amounts in two periods.

Extraordinary gain or loss items and amounts

☑    Applicable    ☐    Not applicable

	Unit: ¥ Currency: RMB
Item	Amount for the period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)
Gain or loss on disposal of non-current assets	(9,193,858)	(32,068,090)
Government grants included in profit or loss for the period, other than those which are closely related to the Company’s ordinary business, in accordance with national policies and those continuously received in certain standard amounts and quantities	2,846,032	4,501,651
Reversal of impairment provision for receivables subject to individual impairment assessment test	400	800
Other non-operating income and expenses other than the items above	(3,736,042)	(9,576,984)
Effect of income tax	1,532,809	6,653,995
Effect of minority interests (after tax)	(55)	(76,102)
Total	(8,550,714)	(30,564,730)

Note:	Extraordinary loss is expressed in negative figures.

2.2	Total number of shareholders and shareholdings of top ten shareholders and of top ten shareholders not subject to selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders	262,627

Shareholdings of top ten shareholders
Name of shareholder (Full name)	Number of shares held at the end of the period	Proportion (%)	Number of shares with selling restriction	Subject to pledge or frozen		Nature of shareholder
				Status of shares	Number
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,426,684,195	20.14	—	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	180,772,887	2.55	—	Unknown	—	State-owned legal person
Central Huijin Asset Management Co., Ltd.	85,985,800	1.21	—	Unknown	—	State-owned legal person
The Government of Kuwait Investment Authority — own funds	42,881,144	0.61	—	Unknown	—	Other
China Galaxy Securities Co., Ltd.	40,625,323	0.57	—	Unknown	—	State-owned legal person
Industrial and Commercial Bank of China Limited — China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	32,142,940	0.45	—	Unknown	—	Other
New China Life Insurance Company Ltd. — Dividend — Group Dividend — 018L — FH001 Hu	31,439,052	0.44	—	Unknown	—	Other
Taiyuan Iron & Steel (Group) Co., Ltd.	30,781,989	0.43	—	Unknown	—	State-owned legal person
National Social Insurance Fund — 106 Portfolio	30,031,749	0.42	—	Unknown	—	Other

Shareholdings of top ten shareholders not subject to selling restrictions
Name of shareholder (Full name)	Number of outstanding shares not subject to selling restrictions held	Class and number of shares
		Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,426,684,195	RMB ordinary shares	16,372,746
		Overseas listed foreign shares	1,410,311,449
China Securities Finance Corporation Limited	180,772,887	RMB ordinary shares	180,772,887
Central Huijin Asset Management Co., Ltd.	85,985,800	RMB ordinary shares	85,985,800
The Government of Kuwait Investment Authority — own funds	42,881,144	RMB ordinary shares	42,881,144
China Galaxy Securities Co., Ltd.	40,625,323	RMB ordinary shares	40,625,323
Industrial and Commercial Bank of China Limited — China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	32,142,940	RMB ordinary shares	32,142,940
New China Life Insurance Company Ltd. — Dividend — Group Dividend — 018L — FH001 Hu	31,439,052	RMB ordinary shares	31,439,052
Taiyuan Iron & Steel (Group) Co., Ltd.	30,781,989	RMB ordinary shares	30,781,989
National Social Insurance Fund — 106 Portfolio	30,031,749	RMB ordinary shares	30,031,749
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above other shareholders are connected or concerted as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	16,372,746 A shares and 1,410,311,449 H shares of the Company, which account for 0.30% of A shares in issue and 98.53% of H shares in issue of the Company, respectively, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

2.3	Total number of preferred shareholders and shareholdings of top ten preferred shareholders and of top ten preferred shareholders not subject to selling restrictions at the end of the reporting period

☐    Applicable    ☑    Not applicable

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☑    Applicable    ☐    Not applicable

					Unit: ¥ Currency: RMB
Balance sheet	Item	30 September 2016	31 December 2015	% change	Major reason analysis
(1)	Bank balances and cash	1,588,046,887	2,326,803,114	(31.75)	Payment of vehicle maintenance fee and construction work payable which were not settled in the previous year.
(2)	Trade receivables	3,721,711,973	2,886,065,085	28.95	Increase in railway operation service receivable and income from transportation.
(3)	Prepayments	55,423,315	5,755,865	862.90	Increase in prepayments for procurement of materials.
(4)	Other receivables	166,924,345	118,851,817	40.45	Increase in disbursement and petty cash and deposits.
(5)	Intangible assets	1,636,418,863	950,161,208	72.23	Adjustment of reclassification of assets.
(6)	Trade payables	1,683,717,913	2,531,288,960	(33.48)	Payment of vehicle maintenance fee and construction work payable which were not settled in the previous year.
(7)	Receipts in advance	168,334,515	249,825,054	(32.62)	Decrease in receipt of passenger fare in advance.
(8)	Tax payable	154,522,660	330,830,918	(53.29)	Decrease in enterprise income tax payable.

Statement of profit	Item	January to September 2016	January to September 2015	% change	Major reason analysis
(1)	Assets impairment loss	(800)	134,684,147	(100.00)	Decrease in provision of impairment loss of fixed assets for the year.

Cash flow statement	Item	January to September 2016	January to September 2015	% change	Major reason analysis
(1)	Net cash flows from operating activities	1,195,634,287	1,816,571,851	(34.18)	Increase in trade receivable and payment of costs and expenses.
(2)	Net cash flows from investing activities	(1,369,307,554)	(1,087,776,639)	25.88	Payment of construction work payable which was not settled in the previous year.
(3)	Net cash flows from financing activities	(566,682,960)	(354,303,104)	59.94	Increase in cash dividends distributed for the year.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐    Applicable    ☑    Not applicable

3.3	Fulfillment of undertakings made by the Company and Shareholders holding 5% or above

☑    Applicable    ☐    Not applicable

During the reporting period, Guangzhou Railway (Group) Company, the largest shareholder of the Company, has undertaken that:

(1)	Guangzhou Railway (Group) Company and any of its subsidiaries would not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway Line, Guangzhou Railway (Group) Company and any of its subsidiaries would not engage in horizontal competition with the Company either.

(2)	Guangzhou Railway (Group) Company would reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, Guangzhou Railway (Group) Company would perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.

(3)	As committed at the time of the initial public offer of A shares of the Company in December 2006, Guangzhou Railway (Group) Company would lease the land of Guangzhou-Pingshi Railway Line to the Company after securing the land by way of licensed operation. Guangzhou Railway (Group) Company and the Company entered into a land lease agreement that became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway Line was leased to the Company by Guangzhou Railway (Group) Company for a leasing term of 20 years. It was agreed by the two parties that the annual land rent should not exceed RMB74 million.

(4)	Guangzhou Railway (Group) Company issued an undertaking letter in relation to enhancement on managing unreleased information to the Company in October 2007 to enhance the management of unreleased information.

During the reporting period, the above undertakings were fulfilled properly without any existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period of last year

☐    Applicable    ☑    Not applicable

Company name	Guangshen Railway Company Limited
Legal representative	Wu Yong
Date	26 October 2016

4.	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

30 September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit status: unaudited
Item	Balance at the end of the period	Balance at the beginning of the year
Current assets:
Bank balances and cash	1,588,046,887	2,326,803,114
Trade receivables	3,721,711,973	2,886,065,085
Prepayments	55,423,315	5,755,865
Interests receivable	2,340,888	2,415,513
Other receivables	166,924,345	118,851,817
Inventories	294,887,896	307,057,807
Other current assets	—	15,590,092

Total current assets	5,829,335,304	5,662,539,293

Non-current assets:
Financial assets available for sale	53,825,879	53,825,879
Long-term receivables	32,315,051	30,804,185
Long-term equity investment	178,953,090	168,710,990
Fixed assets	22,497,260,318	24,072,123,391
Construction-in-progress	678,937,448	569,572,534
Intangible assets	1,636,418,863	950,161,208
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	8,180,078	14,485,113
Deferred income tax assets	95,686,795	93,249,259
Other non-current assets	63,807,773	46,545,540

Total non-current assets	25,526,639,901	26,280,732,705

Total assets	31,355,975,205	31,943,271,998

Consolidated Balance Sheet (Continued)

30 September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit status: unaudited
Item	Balance at the end of the period	Balance at the beginning of the year
Current liabilities:
Trade payables	1,683,717,913	2,531,288,960
Receipts in advance	168,334,515	249,825,054
Staff remuneration payable	181,279,035	166,107,393
Tax payable	154,522,660	330,830,918
Dividends payable	15,568,994	14,318,034
Other payables	1,013,120,859	1,031,280,581

Total current liabilities	3,216,543,976	4,323,650,940

Non-current liabilities:
Deferred income	107,364,364	103,984,771
Deferred income tax liabilities	69,506,636	71,376,179
Total non-current liabilities	176,871,000	175,360,950
Total liabilities	3,393,414,976	4,499,011,890
Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,562,737,107	11,562,737,107
Surplus reserves	2,708,543,178	2,708,543,178
Retained earnings	6,630,422,203	6,107,669,426
Total equity attributable to owners of the parent	27,985,239,488	27,462,486,711
Minority interests	(22,679,259)	(18,226,603)

Total shareholders’ equity	27,962,560,229	27,444,260,108

Total liabilities and shareholders’ equity	31,355,975,205	31,943,271,998

Chairman:    Wu Yong    General Manager:    Hu    Lingling    Chief Accountant:    Tang Xiangdong    Head of Finance Department: Lin    Wensheng

Balance Sheet of the Company

30 September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit status: unaudited
Item	Balance at the end of the period	Balance at the beginning of the year
Current assets:
Bank balances and cash	1,567,119,072	2,313,739,678
Trade receivables	3,699,736,706	2,880,289,803
Prepayments	55,387,435	5,724,794
Interests receivable	2,306,875	2,289,802
Dividends receivable	—	4,491,687
Other receivables	218,357,536	158,457,319
Inventories	289,551,600	301,988,956
Other current assets	—	15,840,718

Total current assets	5,832,459,224	5,682,822,757

Non-current assets:
Financial assets available for sale	52,108,000	52,108,000
Long-term receivables	32,315,051	30,804,185
Long-term equity investment	262,074,549	251,832,449
Fixed assets	22,394,485,240	23,964,531,346
Construction-in-progress	677,956,004	568,591,090
Intangible assets	1,319,678,720	624,922,433
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	7,978,054	14,088,793
Deferred income tax assets	107,153,617	104,770,117
Other non-current assets	34,331,789	17,069,555

Total non-current assets	25,169,335,630	25,909,972,574

Total assets	31,001,794,854	31,592,795,331

Balance Sheet of the Company(Continued)

30 September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit status: unaudited
Item	Balance at the end of the period	Balance at the beginning of the year
Current liabilities:
Trade payables	1,639,495,591	2,505,530,208
Receipts in advance	167,122,571	248,092,497
Staff remuneration payable	178,284,795	163,697,570
Tax payable	149,037,284	321,554,729
Dividends payable	43,608	15,540
Other payables	713,204,445	723,124,617

Total current liabilities	2,847,188,294	3,962,015,161

Non-current liabilities:
Deferred income	107,364,364	103,984,771

Total non-current liabilities	107,364,364	103,984,771

Total liabilities	2,954,552,658	4,065,999,932

Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,564,461,609	11,564,461,609
Surplus reserves	2,708,543,178	2,708,543,178
Retained earnings	6,690,700,409	6,170,253,612

Total shareholders’ equity	28,047,242,196	27,526,795,399

Total liabilities and shareholders’ equity	31,001,794,854	31,592,795,331

Chairman:    Wu    Yong    General    Manager:     Hu    Lingling    Chief Accountant:    Tang Xiangdong    Head of Finance Department: Lin Wensheng

Consolidated Income Statement

January to September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount for the period (July to September)	Amount for the previous period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Total revenues from operation	4,587,610,430	3,944,496,348	12,666,213,585	11,319,727,538

Include: Revenues from operation	4,587,610,430	3,944,496,348	12,666,213,585	11,319,727,538

II. Total operating costs	4,049,377,257	3,414,477,374	11,200,011,519	10,124,184,906
Include: Operating costs	3,973,897,624	3,336,221,616	10,995,624,672	9,776,691,873
Business tax and surcharges	15,150,868	21,959,086	49,504,981	57,624,293
Selling expenses	3,678,569	877,342	8,036,198	4,212,836
Management expenses	62,009,403	65,918,235	166,482,402	176,671,970
Finance costs	(5,358,807)	(5,746,574)	(19,635,934)	(25,700,213)
Assets impairment loss	(400)	(4,752,331)	(800)	134,684,147
Add: Gains from investments (loss denoted by “—”)	9,992,504	7,701,997	16,126,300	8,837,854
Include: Gains from investments in associates and joint ventures	4,108,304	1,817,797	10,242,100	2,953,654
III. Profit from operation (loss denoted by “—”)	548,225,677	537,720,971	1,482,328,366	1,204,380,486
Add: Non-operating income	3,200,468	20,348,835	5,847,206	29,212,900
Include: Gain on disposal of non- current assets	137,136	10,929,177	269,577	10,936,228
Less: Non-operating expenses	13,284,337	16,281,667	42,990,629	38,725,191
Include: Loss on disposal of non- current assets	9,330,994	15,217,369	32,337,667	35,529,704
IV. Gross profit (gross loss denoted by “—”)	538,141,808	541,788,139	1,445,184,943	1,194,868,195
Less: Income tax expenses	131,610,559	127,661,402	358,978,970	317,860,258
V. Net profit (net loss denoted by “—”)	406,531,249	414,126,737	1,086,205,973	877,007,937
Net profit attributable to owners of the parent	407,613,063	418,078,384	1,089,435,737	882,816,554
Profit or loss of minority shareholders	(1,081,814)	(3,951,647)	(3,229,764)	(5,808,617)

Consolidated Income Statement (Continued)

January to September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount for the period (July to September)	Amount for the previous period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
VI. Net other comprehensive income after tax	—	—	—	—

VII. Total comprehensive income	406,531,249	414,126,737	1,086,205,973	877,007,937

Total comprehensive income attributable to owners of the parent	407,613,063	418,078,384	1,089,435,737	882,816,554

Total comprehensive income attributable to minority shareholders	(1,081,814)	(3,951,647)	(3,229,764)	(5,808,617)

VIII. Earnings per share:
(1) Basic earnings per share (¥/share)	0.057	0.059	0.154	0.125
(2) Diluted earnings per share (¥/share)	0.057	0.059	0.154	0.125

Chairman: Wu Yong General Manager: Hu Lingling Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Income Statement of the Company

January to September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB		Audit status: unaudited
Item	Amount for the period (July to September)	Amount for the pervious period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Revenues from operation	4,469,606,662	3,831,057,989	12,321,681,742	11,006,904,623
Less: Operating costs	3,880,649,184	3,255,370,100	10,724,094,174	9,541,576,171
Business tax and surcharges	14,764,704	16,241,703	41,165,670	41,904,126
Selling expenses	3,676,471	1,216,554	8,026,337	4,054,031
Management expenses	45,510,860	46,631,603	117,873,929	124,568,611
Finance costs	(5,207,613)	(9,333,148)	(19,158,054)	(29,021,120)
Assets impairment loss	(400)	(4,743,527)	(800)	94,324,042
Add: Gains from investments (loss denoted by “—”)	13,527,047	7,702,000	29,203,866	13,524,804
Include: Gains from investments in associates and joint ventures	4,108,304	1,817,797	10,242,100	2,953,654
II. Profit from operation (loss denoted by “—”)	543,740,503	533,376,704	1,478,884,352	1,243,023,566
Add: Non-operating income	3,194,375	16,261,084	5,676,079	23,469,335
Include: Gain on disposal of non- current assets	137,025	10,929,177	250,202	10,935,758
Less: Non-operating expenses	13,173,740	16,258,119	42,601,140	38,653,053
Include: Loss on disposal of non- current assets	9,330,994	15,193,867	32,249,396	35,490,791
III. Gross profit (gross loss denoted by “—”)	533,761,138	533,379,669	1,441,959,291	1,227,839,848
Less: Income tax expenses	130,595,600	125,512,982	354,829,534	302,910,073
IV. Net profit (net loss denoted by “—”)	403,165,538	407,866,687	1,087,129,757	924,929,775

V. Net other comprehensive income after tax	—	—	—	—

VI. Total comprehensive income	403,165,538	407,866,687	1,087,129,757	924,929,775

VII. Earnings per share:
(1) Basic earnings per share (¥/share)	N/A	N/A	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A	N/A	N/A

Chairman: Wu Yong General Manager: Hu Lingling Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Consolidated Cash Flow Statement

January to September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit status: unaudited
Item	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	9,898,054,893	9,609,612,254
Cash received relating to other operating activities	20,123,534	171,344,730
Sub-total of cash inflows from operating activities	9,918,178,427	9,780,956,984
Cash paid for goods purchased and services received	3,264,444,564	3,508,901,424
Cash paid to and on behalf of employees	4,431,181,300	3,741,850,002
Tax paid	939,968,501	649,257,756
Cash paid relating to other operating activities	86,949,775	64,375,951
Sub-total of cash outflows from operating activities	8,722,544,140	7,964,385,133
Net cash flows from operating activities	1,195,634,287	1,816,571,851
II. Cash flows from investing activities:
Cash received from investment gains	5,884,200	5,884,200
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	16,570,129	278,767
Cash received relating to other investment activities	5,412,614	1,596,000
Sub-total of cash inflows from investing activities	27,866,943	7,758,967
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	1,395,574,497	1,012,999,797
Cash paid for investment	—	19,110,000
Net cash paid by subsidiaries and other operating units	—	61,425,809
Cash paid relating to other investment activities	1,600,000	2,000,000
Sub-total of cash outflows from investing activities	1,397,174,497	1,095,535,606
Net cash flows from investing activities	(1,369,307,554)	(1,087,776,639)

Consolidated Cash Flow Statement (Continued)

January to September 2016

Prepared by: Guangshen Railway Company Limited		Unit: ¥ Currency: RMB	Audit status: unaudited
Item		Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
III.	Cash flows from financing activities:
	Cash paid for distribution of dividends or profits or payment of interests	566,682,960	354,303,104
	Sub-total of cash outflows from financing activities	566,682,960	354,303,104
	Net cash flows from financing activities	(566,682,960)	(354,303,104)
IV.	Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V.	Net increase in cash and cash equivalents	(740,356,227)	374,492,108
	Add: Balance of cash and cash equivalents at the beginning of the period	2,326,803,114	1,665,056,659
VI.	Balance of cash and cash equivalents at the end of the period	1,586,446,887	2,039,548,767

Chairman: Wu Yong General Manager: Hu Lingling Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Cash Flow Statement of the Company

January to September 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit status: unaudited
Item	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	9,552,308,225	9,272,153,002
Cash received relating to other operating activities	19,355,946	169,681,072
Sub-total of cash inflows from operating activities	9,571,664,171	9,441,834,074
Cash paid for goods purchased and services received	3,150,669,186	3,370,889,242
Cash paid to and on behalf of employees	4,250,880,468	3,592,921,404
Tax paid	912,805,582	623,774,688
Cash paid relating to other operating activities	84,040,043	48,488,114
Sub-total of cash outflows from operating activities	8,398,395,279	7,636,073,448
Net cash flows from operating activities	1,173,268,892	1,805,760,626
II. Cash flows from investing activities:
Cash received from investment gains	19,918,907	11,963,158
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	16,527,328	263,211
Cash received relating to other investment activities	5,366,114	1,540,000
Sub-total of cash inflows from investing activities	41,812,349	13,766,369
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	1,395,018,887	1,011,937,448
Cash paid for investment	—	19,110,000
Net cash paid by subsidiaries and other operating units	—	63,204,169
Sub-total of cash outflows from investing activities	1,395,018,887	1,094,251,617
Net cash flows from investing activities	(1,353,206,538)	(1,080,485,248)

Cash Flow Statement of the Company (Continued)

January to September 2016

	Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit status: unaudited
Item		Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
III.	Cash flows from financing activities:
	Cash paid for distribution of dividends or profits or payment of interests	566,682,960	354,176,850
	Sub-total of cash outflows from financing activities	566,682,960	354,176,850
	Net cash flows from financing activities	(566,682,960)	(354,176,850)
IV.	Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V.	Net increase in cash and cash equivalents	(746,620,606)	371,098,528
	Add: Balance of cash and cash equivalents at the beginning of the period	2,313,739,678	1,659,849,029
VI.	Balance of cash and cash equivalents at the end of the period	1,567,119,072	2,030,947,557

Chairman: Wu Yong General Manager: Hu Lingling Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2	Audit Report

☐    Applicable    ☑    Not applicable